UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Joint Venture Agreement with Teamsun

On October 30, 2025, SuperX AI Solution Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of SuperX AI Technology Limited (the “Company” or “SuperX”), entered into a joint venture agreement (“JV Agreement”) with Teamsun (Hong Kong) Co, Ltd, a Hong Kong subsidiary of Beijing Teamsun Technology Co., Ltd. (Shanghai Stock Exchange: 600410) (“Teamsun), and certain affiliates of Teamsun, to establish a joint venture through a new entity to be incorporated in Singapore, SuperX Global Service Pte. Ltd. (the “JV”). Pursuant to the JV Agreement, SuperX AI Solution Limited will obtain a 51% equity interest in the JV. The JV will have an initial registered capital of S$2 million ($1.539 million), contributed in proportion to the parties’ respective shareholdings. The JV Agreement has an initial three-year term, automatically renewable for successive three-year periods unless any party objects at least one month prior to renewal.

On October 27, 2025, the Company released a press release entitled “SuperX and Teamsun Announce Formation of “SuperX Global Service” Joint Venture”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press release dated October 30, 2025 - SuperX and Teamsun Announce Formation of “SuperX Global Service” Joint Venture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

3